Exhibit 21

LIST OF SUBSIDIARIES

Subsidiaries of the Registrant	Jurisdiction of Organization

BCP Ingredients, Inc.	Delaware

Balchem BV	Netherlands

Balchem Italia Srl	Italy

Balchem Ltd.	Canada

Aberco, Inc.	Maryland

SensoryEffects, Inc.	Delaware

SensoryEffects Cereal Systems, Inc.	Delaware

Albion Laboratories, Inc.	Nevada

Innovative Food Processors, Inc.	Delaware